May 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Picard Medical, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 9, 2025
File No. 333-286295

Ladies and Gentlemen:

This letter sets forth the responses of Picard Medical, Inc. (the “Company”) to comments received in a letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 19, 2025, (the “Comment Letter”) with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, via EDGAR, an Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), incorporating the Company’s responses to the Staff’s Comment Letter.

For the convenience of the Staff, the Company has included the text of the Staff’s comments in the Comment Letter in bolded text and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form S-1 filed May 9, 2025

Note 2. Summary of Significant Account Policies

Revenue Recognition, page F-11

1.	We see from your revised disclosure in response to our prior comment 1 that the hospital is your customer as it relates to the Syncardia TAH system (TAH kit) and C2 driver, Cart and Caddy (C2 driver). We also note that the customer cannot benefit from the TAH kit without the C2 driver. Finally, we note that the C2 driver is not rented but is provided free of charge to the hospital and that C2 driver maintenance costs, as well as labor costs of the C2 driver technicians, are included in the product cost of revenues. We have the following additional comments:

•	Fully explain your C2 driver maintenance obligation and address why it is not a distinct performance obligation under ASC 606. In this regard, tell us how you considered the guidance in ASC 606-10-25-14 through 25-22 and paragraphs BC 88 and 89 of ASU 2014-09. If the Company’s determination under ASC 606-10-25-14 through 25-22 is that it has separate performance obligations related to the delivery of the TAH Kit and the maintenance of the C2 driver, explain, as previously requested, how the Company allocated the transaction price to each performance obligation consistent with ASC 606-10-32-28 through 32-35 and how the Company considered the revenue recognition guidance for each identified performance obligation consistent with ASC 606-10-25-23 through 25-30.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has it has considered the following:

May 23, 2025 Page 2

As a Company-owned asset, the C2 driver undergoes routine maintenance after 90 hours of cumulative use or every two years, whichever occurs first. The associated costs are expensed as incurred. The Company does not charge a separate maintenance fee, nor is maintenance offered as a stand-alone service. At March 31, 2025, the C2 drivers have a net book value of approximately $42,000.

The Identifying Distinct Goods:

ASC 606-10-25-19: A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

There are no provisions in the Company’s customer agreements that require SynCardia to perform maintenance on the C2 driver. Furthermore, customers cannot derive benefit from the maintenance independently, as it is interdependent with the operation of the C2 driver. The Company does not offer a separate maintenance plan to hospitals. Accordingly, under ASC 606-10-25-19(a), maintenance on the C2 driver is not considered a distinct performance obligation.

In evaluating whether promised goods or services are separately identifiable in accordance with ASC 606-10-25-19(b), the Company concluded that the C2 driver and the Total Artificial Heart (TAH) are not separately identifiable.

Under ASC 606-10-25-21(c), the Company assessed the use and function of the C2 driver and TAH and determined they are highly interdependent and highly interrelated. Specifically, each component significantly affects the other: the C2 driver powers the TAH, and the TAH cannot function without it. As the standard notes, “the entity would not be able to fulfill its promise by transferring each of the goods or services independently.” Therefore, the C2 driver and TAH are considered a single combined performance obligation. Please see Exhibit A to this letter for more information on driver differences.

Regarding BC 88 and 89 of ASU 2014-09

The Company provides only assurance-type standard warranties to ensure the functionality of the C2 driver during the period in which the TAH is implanted. These warranties are not sold separately and do not include any service beyond the assurance that the C2 driver meets agreed-upon specifications. Accordingly, the warranties do not constitute separate performance obligations under ASC 606-10-55-30 through 55-35.

As such, the Company accounts for these assurance-type warranties in accordance with the guidance on product warranties under Subtopic 460-10.

●	With reference to ASC 606-10-15-2 and 15-4 and your accounting for the C2 driver, tell us what consideration you gave to whether your contract(s) contain a lease. Refer to ASC 842-10-15-2 through 15-15. If so, specifically address the guidance in ASC 842-10-15-28, 15-30 and 15-38. Identify the line item that includes the maintenance expense associated with your Companion 2 drivers.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has it has considered the following:

May 23, 2025 Page 3

In evaluating whether the placement of the C2 driver at hospital premises constitutes a lease, the Company considered the guidance under ASC 842-10-15-3. Based on this assessment, the Company concluded that no exchange of consideration is present within any customer agreements. The C2 driver is provided to hospitals at no charge and is returned to the Company if the hospital ceases to operate as a Center. Additionally, the Company retains the right to substitute the C2 driver at any time for maintenance or other reasons. This substitution right is substantive, as the Company benefits from replacing the unit (extending its useful life) at a cost that is outweighed by the resulting operational benefit. Accordingly, the arrangement does not meet the definition of a lease under ASC 842. As such, the Company does not separate this component from the contract under ASC 842-10-15-28, nor is any consideration recognized under ASC 842-10-15-30.

Maintenance costs related to the C2 driver are expensed as incurred and included in cost of revenues.

●	Expand your revenue recognition policies as necessary to address the above bullets.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page F-12 and F-13 and F-44 and F-45 of Amendment No. 3 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Patrick NJ Schnegelsberg, Chief Executive Officer, Picard Medical, Inc.

Exhibit A

DRIVERS

The SynCardia Total Artificial Heart (STAH) is an implantable device that replaces both sides of a failing heart and is powered by external driver units. SynCardia provides two driver units, each designed for different use environments. The STAH cannot operate with other driver types, and neither the STAH nor the driver units function independently.

COMPANION 2 DRIVER

The Companion 2 (C2) Driver powers the STAH during implantation and postoperative care in the hospital. It uses electronically controlled valves and pressure regulators to provide beat-by-beat control, allowing independent adjustment of pressures, refill rates, beat rate, and output for each heart side. A touchscreen display supports real-time monitoring. The C2 allows clinicians to tailor support to the patient’s physiology during recovery, bridging them to transplant or the Freedom Driver.

FREEDOM DRIVER

The Freedom Driver powers the STAH in stable patients outside the hospital, enabling discharge and home recovery. Weighing 11 pounds, it sacrifices the C2’s surgical precision for portability and improved quality of life. Clinicians set the heart rate before discharge; the STAH autoregulates to meet changing flow needs. Patients remain transplant-listed and can receive care and support at home.

A-1